

Mail Stop 3233

March 21, 2016

<u>Via E-mail</u>
Mr. Frank Saracino
Chief Financial Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re: NorthStar Real Estate Income Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 0-54671**

Dear Mr. Saracino:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
   Commodities